STRATUM HOLDINGS, INC.

Three Riverway, Suite 1590

Houston, Texas 77056

(713) 479-7050

Fax (713) 479-7080

August 7, 2009

Mr. Eric McPhee

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stratum Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 0-51229

Dear Mr. McPhee:

On behalf of Stratum Holdings, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 30, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the period ended March 31, 2009. The Staff’s comments are set forth below in full in italics and the Company’s responses are in non-italicized fonts.

Form 10-K

Items 1 and 2. Description of Business and Properties, page 3

1.                                      We note your response to comment 2 in our letter dated June 18, 2009.  As disclosed, you acquired CYMRI in May of 2006.  Sections 6 and 8(D) of Guide 2 require that you provide the requested information for each of the last three years.  Please confirm to us that CYMRI did not participate in the drilling of any new oil and gas wells and that you had no delivery commitments that you were unable to meet in the year ended December 31, 2006.  Furthermore, please supplementally confirm that you will provide such information, as applicable for the last three years of the date of filing in future filings.

Response to Comment 1:

This will confirm that our subsidiary, CYMRI, did not participate in the drilling of any new oil and gas wells and had no delivery commitments in the year ended December 31, 2006.  Further,

we undertake to provide the applicable Industry Guide 2 disclosures covering the last three fiscal years in our future Form 10-K filings.

Market for Registrant’s Common Equity, Related Stockholder Matters… page 7

2.                                      We note your response to comment 4 in our letter dated June 18, 2009.  Please note that Item 201(d) of Regulation S-K requires that you present this information in the tabular format provided by the Item.  Therefore, please revise your securities authorized for issuance under equity compensation plans accordingly.

Response to Comment 2:

We will amend our Form 10-K to provide the tabular information required by Item 201(d) of Regulation S-K. We have a draft amendment to our Form 10-K (the “10-K Draft Amendment”) herewith showing such tabular information. Once the Staff has no further comments to the 10-K Draft Amendment, we will file an amendment to our Form 10-K containing such changes.

Item 9.  Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 14

3.                                      Your Form 8-K filed June 3, 2008 discloses, pursuant to Item 304(b) of  Regulation S-K, disagreements with your former accountants.  As noted in the instructions to Item 304, “the disclosure called for by paragraph (b) of this section must be furnished, where required, notwithstanding any prior disclosure about accountant changes or disagreements”.  As such we are reissuing our comment in its entirety.  Please amend your Form 10-K to furnish the information required by Item 304(b) of Regulation S-K.

Response to Comment 3:

Item 304(b) of Regulation S-K provides “In connection with a change in accountants subject to paragraph (a) of this Item 304, there was any disagreement of the type described in paragraph (a)(1)(iv) or any reportable event as described in paragraph (a)(1)(v) of this Item”. The disagreement to which you refer relates to a statement made by our former auditors in Exhibit 16 of our Form 8-K, filed June 3, 2008, regarding the process surrounding their resignation. This disagreement with our former auditors is not “of the type described in paragraph (a)(1)(iv)” of Regulation S-K nor does it concern “any reportable event as described in paragraph (a)(1)(v)” of Regulation S-K.

Item 9A(T).  Controls and Procedures

(b)  Management’s Annual Report on Internal Controls over Financial Reporting, page 15

4.                                      Your draft amendment indicates that management concluded that internal controls over financial reporting were operating effectively, except for the noted material weakness.  However, paragraph (a)(3) of Item 308(T) expressly prohibits a conclusion that internal controls over financial reporting are effective when one or more material weaknesses are present.  As such, please revise your disclosure to clearly conclude that internal controls over financial reporting were ineffective.

Response to Comment 4:

We have included a statement that our internal controls over financial reporting were ineffective in the 10-K Draft Amendment.

5.                                      We have reviewed your response to prior comment 9 and the related revised disclosure in your draft amendment.  We are reissuing our comment.  The description of “deficient completeness and cutoff controls” does not describe the deficiency.  If the material weakness is a lack of review and the result is a “completeness and cutoff” issue it should be described as such.  For reference please see the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf

Response to Comment 5:

We have included a statement that our material weakness is a lack of review and the result is a “completeness and cutoff” issue in the 10-K Draft Amendment.

6.                                      We have reviewed your responses to prior comments 10 and 22.  Please clarify to us whether you have a plan to remediate the material weakness, but do not know when you will be able to implement such plan; or if you do not yet have a plan to remediate the material weakness.

Response to Comment 6:

We have developed a plan, involving the engagement of a qualified accountant, to address the material weakness at our Canadian Energy Services subsidiary, Decca.  However, we will not be able to implement that plan at Decca until business conditions in the Canadian oil and gas industry improve.

Consolidated Balance Sheets, page 27

7.                                      We have reviewed your response to prior comment 13.  Although the use of a valuation allowance is the standard for unproved properties, your response indicates that you have presented impairment as a valuation allowance for proved properties.  Please tell us what guidance you relied upon in determining that this presentation is appropriate.

Response to Comment 7:

Notwithstanding the fact that our September 30, 2007 impairment allowance was related to proved oil and gas properties, we reported it on the face of our Balance Sheets in accordance with normal industry practice for this type of allowance.  Many oil and gas producing companies following the full cost method of accounting recognize impairment allowances as a result of applying the Commission mandated full cost “ceiling test.”  In those instances, the impairment allowance is treated similar to additional Depreciation Depletion & Amortization (“DD&A”) expense and the balance sheet effect is included in Accumulated DD&A.  However, our September 30, 2007 impairment allowance did not result from applying any quantitative aspects of the full cost “ceiling test,” but instead related to a more subjectively determined decline in the carrying value of our oil and gas properties (as disclosed in Note 3 of the Consolidated Financial Statements in our Form 10-K).  In that sense, it was more akin to a valuation allowance for unproved oil and gas properties, and accordingly we presented it separately on the face of our Balance Sheets rather than including it in Accumulated DD&A.

Consolidated Statements of Cash Flows, page 30

8.                                      We have reviewed your response to prior comment 16.  Please clarify to us what cash outflows have been netted against the cash proceeds from the sale of Tradestar.

Response to Comment 8:

In the 2007 sale of our non-core Tradestar business, approximately one-half of the sales proceeds of $3.2 million related to the recovery of Tradestar’s working capital and was reflected in operating activities from discontinued operations of our Consolidated Statement of Cash Flows. The remaining one-half was applied to the subsidiary’s debt and reflected in financing activities of our Consolidated Statement of Cash Flows.  We believe that such accounting was appropriate for the sale of a small, non-core business.

Exhibits 31.1 and 31.2

9.                                      We have reviewed the revisions to the certification included with your draft Form 10-K/A.  Please note that prior comment 18 also applies to your Form 10-Q.

Response to Comment 9:

We will amend our Form 10-Q to include the appropriate language in Exhibits 31.1 and 31.2. We have included a draft amendment to our Form 10-Q (the “10-Q Draft Amendment”) herewith showing such appropriate language. Once the Staff has no further comments to the 10-Q Draft Amendment, we will file an amendment to our Form 10-Q containing such changes.

Form 10-Q

(b) Changes in Internal Controls over Financial Reporting, page 16

10.                               We have reviewed your response to prior comment 23 and your draft revised disclosure.  You disclose that you have already implemented new procedures.  However, you do not identify the new procedures.  In your amendment, please be more specific as to the changes you have made.

Response to Comment 10:

We have included more specific disclosure of the new accounting procedures that we have implemented in the 10-Q Draft Amendment.

If you have any questions, please call me in the Houston office at (713) 479-7050, or contact me by fax at (713) 479-7080 (new fax number).

Sincerely,

/s/ D. Hughes Watler, Jr.

D. Hughes Watler, Jr.

Chief Financial Officer